Mail Stop 6010

February 1, 2007

<u>Via Facsimile and U.S. Mail</u>

Mr. Elias Vamvakas
Chief Executive Officer
Occulogix, Inc.
2600 Skymark Avenue, Unit 9, Suite 201
Mississauga, ON, Canada   L4W 5B2

> **Re: Occulogix, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for the period ended September 30, 2006**
> **File No. 0-51030**

Dear Mr. Vamvakas:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant